April 10th 2009

Mr David L. Orlic

Special Counsel

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Re :

Preliminary Proxy Statement on Schedule 14a

File No 333-06718

In response to your comments on our Form 14a, these are the comments we have added to our proxy circular:

Question no 1:

We have modified the date to reflect April 24.

Question no 2:

The change of control to be discussed and voted upon at the Meeting is conditional on the amendment of the restated certificate of incorporation to be approved through proposal no 2. To implement the change of control, a important number of shares will have to be issued thus exceeding the current authorized number of shares of the Company.

Proposal no 2 is conditional on the implementation of Proposal no 1 as the number of shares the Company will need to issue will exceed current authorized capital. Proposal no 1 however is independent of Proposal no 2 as even without the change of control, the Company is nearing the current number of authorized shares and increase will be necessary in any event.

Question no 3:

The Company has currently no other plans, proposals or arrangements to issue additional shares.

Question no 4:

Although management is not aware of any such plans, a large number of unissued treasury shares might serve as deterrent to a hostile takeover bid. Indeed, if an unsollicited offer was to be made to purchase a controlling stake in the Company, management could issue a large number of shares to block such a purchase. For example, after the comtemplated transaction with BPD is completed, a 50% stake of the

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300 Avenue des Sommets,

Suite 1806

Verdun, QC

H3E 2B7

514 731 8776

Company would mean the purchase of 63,683,830 shares; should such a purchase be attempted against management’s approval, management could issue 500,000,000 shares then requiring a purchase of more than 300,000,000 shares.

This proposal is conditional upon approval of item no 1 in proxy form as the number of shares to be issued in relation with this transaction would have the number of shares outstanding exceed the authorized number of shares.

Question no 5:

Shares will be issued to Biologics Process Development under Rule 506 of Regulation D of the Securities Act of 1933 and this means that the shares will be restricted from trading and may not be resold or transferred unless they are first registered or an exemption from registration is available.

Question no 6:

General effects of the proposal on our Shareholders

Change of control will have the following impact on our shareholders:

•

Management of the Company will be determined by the new controlling of the shareholder

•

New shareholder will have absolute control of the Company with more than 50% of the votes

•

Biologics Process Development Inc., the new shareholder, is a subsidiary of Intas Pharma, a large India pharmaceutical group and although no change is expected in the short term, a business strategy will eventually be implemented to optimize operations and business development.

•

An important cash injection will be made in the Company limiting private financing requirements in the short term.

Question no 7:

This proposal must be approved by 66,6% of all votes casted by the shareholders entitled to vote at the meeting.

Question no 8:

We have modified the form to allow votes against the proposal

Futhermore, the Management and the Board of Directors of the Company acknowledge that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company

Serge Beausoleil,

President and Chief Executive Officer

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300 Avenue des Sommets,

Suite 1806

Verdun, QC

H3E 2B7

514 731 8776